UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. 1)*


                                 JNI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    46622G105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 29,2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46622G105                  13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SACC Partners LP; Riley Investment Management LLC; B. Riley & Co;
        Bryant R. Riley
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,438,423
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,438,423
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,438,423

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
        Not applicable.
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.41%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        PN, IA, BD, IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46622G105                  13G                    Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

                JNI Corporation

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                10945 Vista Sorrento Parkway
                San Diego, CA 92130
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

                SACC Partners LP
                Riley Investment Management LLC
                B. Riley & Co., Inc.
                Bryant R. Riley

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                11150 Santa Monica Boulevard
                Suite 750
                Los Angeles, CA 90025

            ____________________________________________________________________

Item 2(c).  Citizenship:

                SACC Partners LP is a Delaware limited partnership.
                Riley Investment Management LLC is a Delaware limited liability company.
                B. Riley & Co., Inc. is a Delaware corporation.
                Bryant R. Riley is an individual residing in California.

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                Common stock, par value $.001 per share

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                46622G105

            ____________________________________________________________________

Item 3.     Not applicable.

CUSIP No. 46622G105                  13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc.("BRC"), an NASD member broker-dealer. Mr. Riley also owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partner LP ("SACC").

         SACC owns 1,197,631 shares of JNI's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 1,197,631 shares held by SACC, representing approximately 4.50% of JNI's common stock.

         BRC owns 168,792 shares of JNI's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 168,792 shares of JNI's common stock, representing approximately 0.63% of JNI's common stock.

         Mr. Riley personally owns 72,000 shares JNI's common stock, representing approximately 0.27% of JNI's common stock.

         To summarize, Mr. Riley may be deemed to beneficially own a total of 1,438,423 shares of JNI common stock (5.41%), BRC may be deemed to beneficially own 168,792 shares of JNI common stock (0.63%), SACC may be deemed to beneficially own 1,197,631 shares of JNI common stock (4.50%) and RIM may be deemed to beneficially own 1,197,631 shares of JNI common stock (4.50%).

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                Not applicable.
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                Not applicable.

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not applicable.

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

                Not applicable.

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


                Not applicable.
          ______________________________________________________________________

Item 10.  Certifications.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 46622G105                  13G                      Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 30, 2003
                                           ------------------------
                                           (Date)


                                           SACC PARTNERS LP

                                           By: Riley Investment Management LLC,
                                                   General Partner

                                           By:     /s/ Bryant R. Riley
                                                   ---------------------------
                                                   Bryant R. Riley, President



                                           RILEY INVESTMENT MANAGEMENT LLC

                                           By:     /s/ Bryant R. Riley
                                                   ---------------------------
                                                   Bryant R. Riley, President



                                           B. RILEY & CO., INC.

                                           By:     /s/ Bryant R. Riley
                                                   ---------------------------
                                                   Bryant R. Riley, President



                                           /s/ Bryant R. Riley
                                           ---------------------------
                                           Bryant R. Riley